Generation Zero Group, Inc.

13663 Providence Road,

Suite #253

Weddington, NC  28104

To the Board of Directors of Generation Zero Group, Inc.:

I, Brian Waldo, hereby resign as Chief Information Officer of Generation Zero Group, Inc.  and as Chief Information Officer of Find.com, Inc. effective as January 7, 2015 in order to pursue other opportunities.

Dated:  January 7, 2015

Very truly yours,

/s/ Brian Waldo

Brian Waldo